Exhibit 99.2

Unaudited consolidated statement of profit or loss and other comprehensive (loss)/income for the three months period ended March 31

In thousands of euro	2021	2020*
Administrative expenses	(39,267)	(13,423)
Research and development expenses	(7,083)	(2,800)
Impairment expense	(515)	—
Listing expense**	(1,018,024)	—
Other income	1,123	314
Other expenses	(65)	(237)

Operating loss	(1,063,831)	(16,146)

Finance income	82,507	729
Finance expense	(4,130)	(1,122)

Net Finance cost	78,377	(393)

Loss before tax	(985,454)	(16,539)
Tax income	20	838

Loss for the period	(985,434)	(15,701)

Attributable to:
Owners of the Company	(985,434)	(15,701)

Consolidated Statement of other comprehensive (loss)/income

Loss for the period	(985,434)	(15,701)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	16,732	(5,948)

Total comprehensive profit/(loss)	16,732	(5,948)

Total comprehensive loss for the period	(968,702)	(21,649)

*	Comparative figures are of Arrival Luxembourg S.à r.l.
**

As a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders of €1,347 million as well as the fair value of the Company’s warrants of €189 million. In exchange, the Company received the identifiable net assets held by CIIG, which had a fair value upon closing of €534 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of €1,002 million, is recognised as a share listing expense presented as part of the operating results within the Consolidated Statement of Profit or Loss. Listing expense also includes €16 million of other related transaction expenses.

Condensed unaudited consolidated statement of financial position

In thousands of euro	March 31, 2021	December 31, 2020*
ASSETS
Non-Current Assets
Property, plant and equipment	137,308	112,719
Intangible assets and goodwill	213,240	171,726
Deferred tax asset	1,180	1,134
Trade and other receivables	32,267	10,786

Total Non-Current Assets	383,995	296,365

Current Assets
Inventory	12,175	11,820
Loans to executives	—	4,244
Trade and other receivables	43,812	51,424
Prepayments	24,291	18,956
Cash and cash equivalents	515,841	67,080

Total Current Assets	596,119	153,524

TOTAL ASSETS	980,114	449,889

EQUITY AND LIABILITIES
Capital and reserves
Share capital	60,616	239,103
Share premium	4,779,545	288,539
Other reserves	(2,894,032)	51,425
Accumulated deficit	(1,244,190)	(258,756)

Total Equity	701,939	320,311

Non-Current Liabilities
Loans and borrowings	110,174	87,907
Warrants	113,501	—
Deferred tax liability	2,406	2,750

Total Non-Current Liabilities	226,081	90,657

Current Liabilities
Current tax liabilities	385	501
Loans and borrowings	3,545	4,255
Trade and other payables	48,164	34,165

Total Current Liabilities	52,094	38,921

TOTAL EQUITY AND LIABILITIES	980,114	449,889

*	Comparative figures are of Arrival Luxembourg S.à r.l

Unaudited consolidated Statement of Cash Flows

For the three months period ended March 31

In thousands of euro	2021	2020*
Cash flows used in operating activities
(Loss)/Profit for the period	(985,434)	(15,700)
Adjustments for:
— Depreciation/Amortization	4,184	2,403
— Impairment losses	547	—
— Net unrealised foreign exchange differences	4,110	(97)
— Net finance interest	(1,293)	1,060
— Fair value of employee share scheme	1,199	—
— Fair value of warrants	(77,921)	—
— Listing cost	1,002,609	—
— Fair value reversal of loans that have been repaid	(1,454)	—
— (Loss)/Profit from the modification of lease	(969)	37
— Deferred taxes	(642)	(533)
— Tax income/(expense)	621	(305)

Cash flows used in operations before working capital changes	(54,443)	(13,135)
(Increase) in trade and other receivables	(14,232)	(2,508)
Increase/ (Decrease) in trade and other payables	21,701	(10,965)
(Increase) of inventory	(382)	(3,198)

Cash flows used in operations	(47,356)	(29,806)
Income tax and other taxes received	3,921	581
Interest received	114	(33)

Net cash used in operating activities	(43,321)	(29,258)

Cash flows from investing activities
Acquisition of intangible assets and goodwill	(30,237)	(17,210)
Acquisition of property, plant and equipment	(4,919)	(1,284)
Grants received	118	314
Prepayments for tangible and intangible assets	(6,416)	(1,077)
Cash received on acquisition of entities, net of consideration paid	—	59

Net cash used in investing activities	(41,454)	(19,198)

Cash flows from financing activities
Cash received from merger with CIIG	534,413	—
Increase of Preferred A shares	—	10,000
Repayment of interest	(41)	(24)
Repayment of lease liabilities	(2,305)	(1,963)

Net cash from financing activities	532,067	8,013

Net increase/(decrease) in cash and cash equivalents	447,292	(40,443)
Cash and cash equivalents at January 1	67,080	96,644
Effects of movements in exchange rates on cash held	1,469	(155)

Cash and cash equivalents at March 31	515,841	56,046

*	Comparative figures are of Arrival Luxembourg S.à r.l.

Reconciliation of GAAP to Non-GAAP financial measures for the three months period ended March 31

In thousands of euro	2021	2020*
Operating loss	(1,063,831)	(16,146)
Adjustment for cost of reverse merger transaction
Listing expense	1,018,024	—
Transaction bonuses***	13,392	—

Operating loss before transaction	(32,415)	(16,146)
Adjusted for:
Depreciation	4,184	2,384
Share option expense	1,199	—

Adjusted EBITDA	(27,032)	(13,762)

***	Following the successful merger with CIIG certain executive officers of the Group received a onetime bonus. This is included in administrative expenses in the Income Statement

Notes:

During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for year ended 31 December 2020 and quarter ended March 31, 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. pre-merger

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